February 28, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (703) 984-6006

Mary Eure
Senior Vice President and Corporate Secretary
SLM Corporation
12061 Bluemont Way
Reston, VA 20190

> **Re: SLM Corporation**
> **Definitive Schedule 14A**
> **Filed April 9, 2007**
> **File No. 001-13251**

Dear Ms. Eure:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

Sincerely,

Kathleen Krebs
Special Counsel